News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Intention to Repurchase Up to 3 Percent of its Common Shares

TORONTO, August 6, 2004 — Bank of Montreal (TSX, NYSE: BMO) today announced that the Toronto Stock Exchange has accepted notice, filed by BMO, of its intention to make a normal-course issuer bid.

The notice provides that BMO may, during the period commencing August 10, 2004, and ending August 6, 2005, purchase for cancellation on the Toronto Stock Exchange up to 15,000,000 common shares of Bank of Montreal, being approximately 3 per cent of the public float. BMO will pay the market price for the shares at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by BMO. There were 501,264,776 common shares of Bank of Montreal issued and outstanding as at July 26, 2004.

BMO is conducting the normal-course issuer bid as part of its enterprise capital management framework. Bank of Montreal’s Tier 1 and Total regulatory capital ratios were 9.67 per cent and 11.53 per cent, respectively, as at April 30, 2004, versus 9.10 per cent and 12.02 per cent a year earlier.

Under its current normal-course issuer bid expiring August 6, 2004, BMO has purchased 5,123,900 common shares through open market purchases on the Toronto Stock Exchange at an average price per share of $52.93.

BMO’s shares are listed on both the Toronto and New York stock exchanges.

Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified North American financial services organization. BMO serves clients across Canada and the United States through its Canadian retail arm BMO Bank of Montreal; Chicago-based Harris, a major U.S. mid-west financial services organization; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and Harris Nesbitt, its U.S. investment and corporate banking operation.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, Toronto, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Toronto, steven.bonin@bmo.com, 416-867-5452

Internet: www.bmo.com